20 June 2006
BY EDGAR
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0303

Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Connetics Corporation
Form 10-K for the Year Ended December 31, 2005 (“2005 Form 10-K”)
File No. 0-27406

Dear Mr. Rosenberg:
     I am writing in response to your letter to Connetics Corporation (“Connetics” or the “Company”) dated May 16, 2006 (the “Commission Letter”), and as outlined in our initial response to you filed by EDGAR on June 12, 2006. As announced on May 3, 2006, Connetics is in the process of restating its consolidated financial statements and amending its 1934 Act filings.
     Connetics’ responses to the Commission Letter are set forth below. For your convenient reference, the numbered paragraphs below correspond to the numbered comments in the Commission Letter.
STAFF COMMENT 1
Management’s Discussion and Analysis of Financial Condition and Results of Operations.
Liquidity and Capital Resources, page 42
1.	Your cash from operating activities related to the change in your accounts receivable balance increased by $17.3 million during the year ended December 31, 2005 as presented on the statement of cash flows. You state that this cash inflow resulted from the timing of shipments during the year ended December 31, 2005 versus the prior year. Please provide us with additional information, in a disclosure-type format, that fully explains the cash inflow in 2005 and cash outflow in 2004 and demonstrates that you have recognized the related revenue in the proper periods. In addition, explain why accounts receivable at December 31, 2005 is only $863,000, which seems unusually low compared to historical balances. Disclose your standard credit terms, explaining any difference between those terms and days sales in accounts receivable at each balance sheet date presented.

Mr. Jim B. Rosenberg
U.S. Securities and Exchange Commission
20 June 2006

Response 1:
     Reconciliation. A number of factors contribute to the $17.3 million change in gross accounts receivable between 2004 and 2005 as reflected in cash from operations. The change is primarily the result of a lower level of the fourth quarter’s shipments occurring in December 2005 as compared to December 2004. Specifically, December 2005 shipments represented only 16% of gross revenues for the fourth quarter of 2005, whereas December 2004 shipments accounted for 48% of gross revenues for the fourth quarter of 2004. This decrease in December 2005 shipments compared with those in December 2004 reflects our decision made during the fourth quarter of 2005, based on our ongoing analysis of information that became available during 2005 about inventory levels at our distributors, to better match inventory levels at our distributors with anticipated consumer demand.
     Management’s decision to ship fewer units than estimated consumer demand in December 2005 was conveyed publicly in a conference call that we held and webcast on December 19, 2005. At that time, we advised our investors that, in light of reasonably reliable information that a third party had applied to the FDA for approval of a generic form of Soriatane, and could receive approval during 2007, we believed it was prudent to reduce the Soriatane wholesale inventory to minimize any financial exposure that could arise if and when a generic launched. We advised that, although overall product demand was in line with previously announced expectations of $47 to $49 million, we expected revenues to be between $41 and $42 million for the fourth quarter, reflecting the decision to reduce units held by our distributors. Our decision was also influenced by improved visibility into the levels of distributor inventory, as discussed in Response 3(c) below.
     The components of net accounts receivable at December 31, 2004 and 2005 are as follows (amounts in thousands):

Description	Dec. 31, 2004	Dec. 31, 2005	Change
Gross accounts receivable	$28,899	$11,630	$(17,269)
Discounts	$(564)	$(362)	$202
Returns and chargebacks	$(6,985)	$(10,237)	$(3,252)
Allowance for bad debt	$(144)	$(168)	$(24)
Net	$21,206	$863	$(20,343)

     The increase in the returns and chargebacks allowance reflects anticipated returns due to increased sales volume and introduction of new products. See also our Response 3(a) below, which discusses generally the reconciliation of gross to net revenues. Following completion of the restatement of our financials, we will supplementally provide the Staff with a table setting forth, for 2004 and 2005, the amount of each revenue reserve allowance and accrual balance at the beginning of the year, the current provisions related to sales made in current and prior periods during the year, the amount of payments or credits made during the period, and the allowance and accrual balance at the end of the year.
     Standard credit terms. We offer a 2% prompt pay cash discount to our customers. We also ship to a single customer based in the United States that sells outside of the U.S., and for that customer we allow a 2.4% prompt pay discount. We may offer extended payment terms for up to 90 days for new product launches. We calculate days sales outstanding by dividing the average of our net accounts receivable balance at the beginning and end of a fiscal period by the “average” net revenues for the period, which is the quarterly net revenues divided by 90. Using this methodology, we calculate days sales outstanding of 31 and 21 for the fourth quarters of 2004 and 2005, respectively. Alternatively, if gross accounts receivable and gross revenues were used in the calculation, our days sales outstanding would be 38 and 33 for the fourth quarters of 2004 and 2005, respectively. In both cases, the year over year decrease reflects the relatively low level of accounts receivable as of December 31, 2005 and the resulting days sales outstanding is consistent with our standard terms.

Mr. Jim B. Rosenberg
U.S. Securities and Exchange Commission
20 June 2006

STAFF COMMENT 2
Critical Accounting Policies and Estimates, page 45
2.	For each product that you have capitalized a significant amount of costs without approval of the product by the FDA, we request that you provide the information that follows, in a disclosure-type format.
•	Specify [t]he current status of the product approval process, including any contingencies needed to be resolved prior to obtaining FDA approval; the risks affecting the probability of obtaining FDA approval; and the estimated timing of obtaining approval.

•	Specify the nature of any safety and efficacy, manufacturing and marketing, or labeling issues outstanding and why you do not believe those issues affect your probable future benefit conclusion.

•	Specify the remaining shelf-life, as of each balance sheet date presented, and why you believe you will be able to realize the inventory prior to the expiration of the shelf-life.

•	Specify the risks and uncertainties surrounding the market acceptance of the product once approved and how this will effect [sic] the realization of the related asset.

•	Describe the current status of product related litigation, for example, patent infringement lawsuits, and the nature of all contractual restrictions that must be satisfied prior to the sale of the product, if any. You should include within that disclosure a robust analysis of the effect that any lawsuit and/or contractual restrictions had or will have on your initial assessment that an asset existed, as well as your ongoing assessment of the realizability of the capitalized inventory.

•	Describe the effects of build-up of pre-launch inventory balances on liquidity.
Response 2:
     We do not generally engage in significant pre-launch build-up of inventory. In fact, the materials acquired in connection with our product candidate Velac, as discussed in more detail below, represent the largest amount Connetics ever spent before launch on an unapproved but anticipated product launch. We begin to order materials to manufacture launch batches a few months before any anticipated product approval. As with approved products, the ordering timing and amounts are a function of the required lead time for that element. If a product candidate for which we have built pre-launch inventories ultimately is not approved, we reassess the realizability of the asset (including future regulatory work required, alternate uses and potential resale value). There is necessarily an impact on our liquidity as we build up product inventory in anticipation of launch. While our policy is disclosed in our Summary of Significant Accounting Policies, we do not consider this level of inventory material for purposes of inclusion as one of our Critical Accounting Policies in MD&A. To the extent it becomes material in the future, we will discuss the nature of and judgments related to such inventory in the Summary of Critical Accounting Policies in our MD&A.

Mr. Jim B. Rosenberg
U.S. Securities and Exchange Commission
20 June 2006

     A discussion of each product for which we have capitalized a significant amount of costs before receiving FDA approval is set forth below.
     Extina. The FDA issued a non-approvable letter for Extina in November 2004. When we were notified of the non-approval, we wrote off approximately $500,000 of launch material related to Extina, primarily finished goods prepared for the commercial launch. Finished goods have a significantly shorter shelf life than the active pharmaceutical ingredient, or “API,” and, based on our expectations at the time, would likely not be salable at the time the product is ultimately approved. At December 31, 2004, $200,000 of ketoconazole, the API in Extina, was included in inventory as raw materials. At December 31, 2005, we had approximately $200,000 of the API remaining, and that amount was included in “other long-term assets” as of that date. See also Response 5, below. Connetics has been actively engaged in discussions with the FDA about the additional steps required to obtain approval, and in 2005 we commenced additional clinical trials, which are still ongoing. While we cannot predict an approval date for the program, the API has a shelf life of approximately four years from purchase date before it is used in the manufacture of finished goods, and we expect that the FDA will have reached a decision within that period. The Extina API had approximately two years of shelf life remaining as of December 31, 2005, and approximately three years of shelf life remaining as of December 31, 2004. If the Extina program is ultimately approved, the remaining API will be consumed in the production of commercial inventory upon launch. There is no product-related litigation in connection with Extina.
     Velac. The FDA issued a non-approval letter for Velac in June 2005. The inventory related to Velac includes approximately $100,000 of the API (tretinoin), which has a five-year shelf life, and approximately $1.5 million of unlabeled packaging materials (tubes and pumps) and $300,000 in equipment related to the manufacture of pharmaceutical gels. We recorded that inventory as “other long-term assets” as of December 31, 2005. As of December 31, 2005, the shelf life of the tretinoin was four years. There was no inventory or equipment related to Velac in our assets as of December 31, 2004. Connetics has been actively engaged in discussions with the FDA about the additional steps required to obtain approval of Velac, and we continue to perform development work related to the program. While we cannot predict an approval date for the product, we believe the timeframe for approval is such that we will be able to use the API before it expires to manufacture finished product. In addition, the packaging materials can be recommissioned for another pharmaceutical gel product, or sold to third parties, if they are not eventually used for the Velac program. If the Velac program is ultimately approved, the remaining material will be consumed in the production of commercial inventory upon launch. There is no product-related litigation in connection with Velac.
STAFF COMMENT 3
Revenue Recognition-Reserves for Discounts, Returns, Rebates and Chargebacks, page 46
3.	We believe that your disclosure related to estimates of items that reduce your gross revenue such as product returns, rebates and chargebacks, could be defined and improved. Please provide us with the information that follows in a disclosure-type format.
a).	The type and amount of each item that reduces your gross revenue at the balance sheet date. Additionally, please outline the effect that could result from using other reasonably likely assumptions than those upon which you currently rely in estimating each accrual.

Mr. Jim B. Rosenberg
U.S. Securities and Exchange Commission
20 June 2006

For example, please disclose a range of reasonably likely amounts or another type of sensitivity analysis.

b).	Expand your disclosure of the factors that you consider in estimating each accrual. Specifically, disclose both quantitative and qualitative factors and discuss the extent of availability and your use of the information from external sources; for example, end-customer demand data compared to inventory levels. Describe how you estimate the prescription “fill-rate” with respect to your managed care and Medicaid rebates. In discussing your estimate of product returns, consider disclosing, preferably by product and in a tabular format, the total amount of product in sales dollars that could potentially be returned as of the most recent balance sheet date, disaggregated by expiration period, if any.

c).	If applicable, discuss any shipments made as a result of incentives and/or in excess of your customers’ inventory levels in the ordinary course of business. Please also discuss your revenue recognition policy for such shipments.

d).	Please enhance your disclosure to present amounts separately for each item that reduces your gross revenue:
•	the current provision related to sales made in current period;

•	the current provision related to sales made in prior periods;

•	actual returns or credits in current period related to sales made in current period; and

•	actual returns or credits in current period related to sales made in prior periods.
e).	Finally, include information regarding the amount of and reason for period to period fluctuations within your statement of operations with respect to each item that reduces gross sales. For example, explain your $7.0 million sales returns allowance and rebate accruals related to Soriatane. Specifically explain what “new information” you obtained from Roche regarding Soriatane sales returns and government rebates and outline why this new information was unavailable at the time of the acquisition in March 2004. As your accounting policy with respect to sales returns is predicated in historical experience, please correlate your analysis of the Soriatane sales returns issue to paragraph 6 f. of SFAS No. 48.
Response 3(a).
     The following items reduce our gross revenue at the balance sheet date:
1. rebates to Medicaid and managed care organizations;
2. potential product returns;
3. chargebacks to governmental agencies;
4. fees paid to wholesalers under Distribution Services Agreements or “DSAs”;
5. coupons to be redeemed; and
6. customer discounts for prompt payment of invoices.

Mr. Jim B. Rosenberg
U.S. Securities and Exchange Commission
20 June 2006

     We enclose as ATTACHMENT A the revised revenue recognition accounting policy disclosure that we propose to include in our future filings, commencing with the filing of our Annual Report on Form 10-K/A for the year ended December 31, 2005. As of the date of this response letter, we are still in the process of the restatement analysis, and this disclosure may continue to evolve. Nevertheless, ATTACHMENT A properly reflects our current revenue recognition policy.
     Following completion of this restatement, we will supplementally provide the Staff with a table setting forth, for 2004 and 2005, the amount of each revenue reserve allowance and accrual balance at the beginning of the year, the current provisions related to sales made in current and prior periods during the year, the amount of payments or credits made during the period, and the accrual balance at the end of the year.
Response 3(b).
     See ATTACHMENT A, which explains in detail the factors we consider in estimating each accrual. The amounts of some of these items are being revised in connection with our pending restatement of our historical financial statements.
Response 3(c).
     Incentives. From time to time Connetics provides stocking incentives for new product launches that provide incremental discounts to customers to purchase product without an established sales history. We believe that such incentives are normal and customary in the industry. We have in the past sponsored “pull-through” incentives, i.e., incremental allowances to accelerate distribution to the retail level (e.g., pharmacies) as a means to minimize the chance the product is not available at the time a patient seeks to fill a prescription. We record all incentives as reductions to gross revenues in the period the incentive is offered and earned by the recipients.
     Customer Inventory Levels. It was common industry practice before the advent of distribution services agreements that pharmaceutical wholesalers speculated about the likelihood of potential future price increases by purchasing and holding in inventory additional product in anticipation of those price increases. We believe this practice was part of our customers’ “ordinary course of business inventory level,” and the exact amount of inventory they held was a well-guarded trade secret. At the end of 2004, we entered into distribution services agreements with our two largest customers. Pursuant to those agreements we were entitled to receive detailed information regarding the inventory levels they were holding. One intended effect of entering into DSAs with the major wholesalers was that we would we have significantly more visibility into the wholesalers’ inventory levels than we had historically. In fact, however, we did not begin to receive reliable information until the fourth quarter of 2005.
     Before December 31, 2005, we estimated inventory in the distribution channel using historical shipment and return information from our accounting records. In addition, we periodically requested information from our wholesalers about their inventory levels. We purchase prescription data from Per-Se Technologies (formerly NDC Health Corporation), one of the leading providers of prescription-based information. We use this prescription information to help us determine future end user demand for our products, and to help us evaluate orders from our wholesaler customers. Although we began to receive

Mr. Jim B. Rosenberg
U.S. Securities and Exchange Commission
20 June 2006

reports directly from the distributors in April 2005, those reports had serious errors that impaired the accuracy and, as a result, usefulness of this reporting. Our distributors did not correct these errors until November and December 2005. In December 2005 we also began to receive weekly reporting of inventory on hand and sales information for two other customers. Based on the information available to us in December 2005, we then realized that the distributor inventory levels were higher than we had originally believed and in many cases higher than we preferred. As noted in Response 1 above, we took immediate steps to begin to reduce distributor inventory levels, and in our earnings call for the first quarter of 2006, we made it clear that our intention was to reduce inventory over time, which was taken into account in giving revised guidance for 2006.
     During March and April of 2006, we revised our accounting process for estimating revenue-related reserves, including rebates, returns and chargebacks. As part of this process, we determined that our rebate and chargeback accruals had not been adequately capturing the full liability associated with units at distributors. After we filed our 2005 Form 10-K on March 13, 2006, and specifically in the context of closing the first quarter at the end of April 2006, we concluded that the impact of the revised methodology required us to restate prior years’ financials. We announced our decision to restate our financials on May 3, 2006, in our first quarter earnings call.
     If we were to ship product based on incentives that were not usual and customary in the industry, or if we were to obtain knowledge of one of our customers purchasing inventory from us that is outside the normal course of their business inventory level, we would discuss such shipments, if material, and their impact on our revenue recognition in future MD&As.
Response 3(d).
     See ATTACHMENT A. Please note that our disclosure represents the current provision for sales made in the current period, except as otherwise specifically disclosed (e.g., the provision for returns of $2.3 million in the second quarter of 2005, which related to sales of OLUX made in prior periods). Credits for sales made in the current period, which are minor, are related to shipping errors and damaged goods. Return credits are primarily related to sales made at least one year before. Because we do not track product information below the lot level and an individual lot may be sold in multiple fiscal periods, we are unable to consistently determine the fiscal period of original sale. With respect to the other credits, primarily rebates and chargebacks, we do not receive lot information from wholesalers, government entities or managed care organizations and, as a result, we are unable to determine the period of original sale.
Response 3(e).
     As discussed in Response 3(a), following completion of the restatement of our consolidated financial statements, we will supplementally provide the Staff with a table setting forth, for 2004 and 2005, the amount of each revenue reserve accrual balance at the beginning of the year, the current provisions related to sales made in current and prior periods during the year, the amount of returns or credits made during the period, and the accrual balance at the end of the year.

Mr. Jim B. Rosenberg
U.S. Securities and Exchange Commission
20 June 2006

     Soriatane. The following is a detailed discussion of the information available to us at the time of launch and information that became available in subsequent periods. The changes we reported to Soriatane accruals related to (a) the receipt of incremental information directly from Hoffman La-Roche, Inc. (“Roche”) in 2005, and (b) revised trends calculated using that information combined with our own direct sales experience. The analysis of revised trends resulted in a release of the Soriatane-related reserve accruals totaling $3.6 million for returns and $3.4 million for government rebates. During September and October of 2005, we received both Soriatane returns historical data and government rebate payment information from Roche. We incorporated this information into the calculation of our returns and government rebate reserves for the third quarter, and we analyzed applicable accounting literature to determine the accounting impact of the returns. Further detail on this matter is noted below.
     Soriatane Actual Returns. At the time we acquired the Soriatane product line from Roche in 2004, we established the returns rate at 7.7% based on Roche’s experience selling the product for the preceding five years, and reflecting higher anticipated returns as a result of customer ordering behavior in advance of an expected price increase. Roche was responsible for returns for six months after the acquisition up to a maximum amount of $850,000. In October 2004, Roche notified Connetics that their actual returns experience had been higher, and Connetics advised Roche that Connetics had processed some returns on Roche’s behalf. Roche and Connetics agreed that the net amount owing from Connetics to Roche (for returns in excess of the $850,000 cap) was $650,000, which Connetics agreed to pay upon receipt of proper detail. Connetics requested the detail again in April 2005, May 2005, July 2005, and August 2005 — at which time Roche supplied some detail but not enough for Connetics to confirm the amount of the Roche invoice. On August 29, 2005, Roche finally provided the detailed return data with batch numbers and returns dates necessary for Connetics to confirm the amounts due.

Mr. Jim B. Rosenberg
U.S. Securities and Exchange Commission
20 June 2006

     Soriatane Returns Trends. At the same time, we asked Roche to provide us with additional returns information from 1999 through 2004 to further analyze returns estimates beyond what was initially made available to us. We received this information in September 2005. Based on an analysis of Roche’s data combined with our own returns experience, we determined that the return rate for Soriatane 25 mg capsules going forward should be 1.6% (down from 7.7%), and the return rate for Soriatane 10 mg capsules should be 9.9% (up from the 7.7% previously used). As a result of this analysis, we decreased the returns reserve for the 25 mg capsules by $4.1 million, and we increased the reserve for 10 mg capsules by $0.5 million, for a net Soriatane reserve reversal of $3.6 million.
     Soriatane Rebates. Our agreement with Roche makes Connetics responsible for all government rebate invoices received after July 1, 2005. Drug products are identified and reported using a unique, three segment number, called the National Drug Code (NDC), which is a universal product identifier for human drugs. Based on information initially available to us, we established a reserve rate of 9.5% for both sizes of Soriatane capsules, regardless of whether the sales were of drug bearing Roche’s NDC number or Connetics’ NDC number. Throughout 2004 we received no state Medicaid invoices nor any information from Roche related to government rebates, and in 2005 we began receiving government invoices related to Soriatane under the Connetics’ NDC number. An investigation, including numerous discussions between us and Roche, revealed that Roche had simply been processing Soriatane rebates without passing the charges on to Connetics. Between May and October 2005 we made numerous attempts to get the necessary information from Roche to reimburse them for amounts paid on our behalf. On October 6, 2005, Roche provided preliminary 2004 information. We requested information regarding all payments made on Connetics’ behalf, and Roche provided the remainder of the data on October 12, 2005. Based on the detail that Roche ultimately provided, and the detail from our own records, we re-evaluated the reserve rate and released $3.4 million of the accrual in the third quarter of 2005.
     Returns; FAS 48. Our customers, with the exception of a U.S.-based customer that distributes our products outside of the U.S., have the right to return product only due to product dating issues. Connetics’ policy is to accept returns within six months before the product expiration date and up to one year thereafter. We recognize revenue transactions at the time of sale, net of estimated returns and rebates. We believe revenues related to our product sales that have rights of return should be recognized upon shipment because all the criteria of FAS 48, paragraph 6, are met at the time of shipment and related costs of returns can be and are accrued in accordance with FAS 5. We are aware of and have considered the SEC Staff’s position that each registrant’s historical experience should be based on its experience for a service and/or a class of customer. Our estimates are based on several years of return experience and verifiable evidence. Specifically, as the analysis relates to Soriatane:
FAS 48, para. 6.f. The amount of future returns can be reasonably estimated. The ability to make a reasonable estimate of returns is affected by matters such as susceptibility of the product to technological obsolescence or changes in customer demand, the length of the return period, the presence or absence of relevant historical return experience, and the seller’s marketing policies and relationships with customers/distributors.
Based on historical information initially made available to us by Roche in connection with the acquisition of Soriatane, we determined a returns rate for the product line that also factored in business events (e.g. price increases, maturing product line, etc.) that we believed would result in a higher level of returns than was represented in Roche’s data. We consistently applied our initial estimated rates through the second quarter of 2005. In September and October 2005, Roche supplied us with five years of Soriatane historical return data that was not previously available to us. We supplemented our own detailed analysis with the incremental data received from Roche and adjusted our reserve balance accordingly. This new data provided by Roche along with our returns data, which we update regularly, has allowed us to improve the reliability of our estimates for Soriatane returns.
In addition, Paragraph 8 of Statement 48 lists the following factors (in italics below) as indicators that may impair the ability to make a reasonable estimate, and we have evaluated those factors as well:
The susceptibility of the product to significant external factors, such as technological obsolescence or changes in demand. Competitor drugs, especially generics, may cause a significant decrease in demand. Although we periodically receive reports of companies filing for approval of a generic form of Soriatane, we are not aware of any generic competition that will be imminently available. Reports of a generic form of Soriatane being filed in late 2005 (discussed in Response 1 above) have remained unsubstantiated. Connetics has seen increased demand for Soriatane.
Relatively long periods in which a particular product may be returned. While there is a relatively long period in which the product may be returned, customers cannot return product unless it is damaged (insignificant amount and done very close to the shipping date) or within six months of the expiration date of the drug and one year after the expiration date.
Absence of historical experience with similar types of sales of similar products, or inability to apply such experience because of changing circumstances, for example, changes in the selling enterprise’s marketing policies or relationships with its customers. Connetics has been shipping to the same major wholesalers since 1999. We use the same marketing technique for Soriatane as for our other products. Moreover, our customers for Soriatane are essentially the same as Roche’s before we acquired the Soriatane product line. In addition, the distribution services agreements, which are signed with customers representing over 75% of our business, have provided more insight into the inventory in the channel. Therefore, we have significant history surrounding the Soriatane product and returns history.
Absence of a large volume of relatively homogeneous transactions. Not applicable.
STAFF COMMENT 4
Consolidated Financial Statements
Statement of Operations, page F-4
4.	Since cost of sales excludes amortization of acquired developed product rights, include a parenthetical disclosure after the caption cost of sales that discloses this omission. Tell us how you will comply with this comment in your next filing.
Response 4:
     We will expand the “cost of sales” caption in the Condensed Consolidated Statements of Income in our filings commencing with the filing of our Annual Report on Form 10-K/A for the year ended December 31, 2005, to include parenthetical disclosure indicating that amortization of acquired product rights is excluded. The amount of amortization of acquired product rights is disclosed in the footnotes to our financial statements.

Mr. Jim B. Rosenberg
U.S. Securities and Exchange Commission
20 June 2006

STAFF COMMENT 5
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Inventory, page F-11
5.	We note in certain circumstances you may commence to manufacture inventory of commercial quantities of products that have not received final regulatory approval or satisfactory resolution of related outstanding litigation. Please provide us with an expanded accounting policy discussion, in a disclosure-type format, regarding the capitalization of unapproved products or a product in litigation, to address information that follows.
•	Specifically state the point during the FDA approval process you determine that a probable future benefit exists.

•	Disclose the status of the FDA’s consideration of the safety and efficacy of the drug and the evaluation of the manufacturing process at that point.

•	For products that outstanding litigation has not been satisfactorily resolved, state the point during the litigation process that you determine that a probable future benefit exists.

•	How you apply the lower-of-cost-or-market principle to pre-launch inventory. We do not believe it is appropriate to aggregate pre-launch inventory with inventory for commercial sale when applying the lower-of-cost-or-market principle.

•	Separately present pre-launch inventory from commercial inventory and quantify the total amount of inventory by category; that is, raw materials, work in process and finished goods.
Response 5.
     See also Response 2. As a general matter, we apply our judgment during the FDA process to determine when a probable future benefit exists, factoring in matters such as the PDUFA Date (i.e., the date we are likely to receive FDA notice of approval or non-approval based on the date the FDA assigns pursuant to the Prescription Drug Users Fee Act); the anticipated launch date assuming approval on or about the PDUFA date; the status of the regulatory review; the required lead time for certain manufacturing components; and the need for and timing required to ramp up production pre-launch. Accordingly, the answer for each of our product candidates is different. If a product candidate for which we have built pre-launch inventories ultimately is not approved, we reassess the realizability of the asset (including, future regulatory work required, alternate uses and potential resale value).
     The amount of inventory for products pending the resolution of patent infringement litigation at December 31, 2005, was zero. Due to the short period of time between receipt of the FDA non-approvable letter for Extina in November 2004 and the end of the year, we did not have visibility that additional clinical effort would be required. As a result, we continued to carry the API valued at $200,000 in raw materials. In June 2005, we determined that additional clinical efforts were required to re-file for commercial approval of the product. Accordingly, we reclassified this balance to “other long-term assets” during 2005. The amount of materials and equipment for products awaiting regulatory

Mr. Jim B. Rosenberg
U.S. Securities and Exchange Commission
20 June 2006

approval at December 31, 2005 was $2.1 million, all of which are recorded as other long-term assets. We do not apply the lower-of-cost-or-market principle to pre-launch inventory as long as it is a long-term asset, and typically we do not aggregate pre-launch inventory and related equipment with inventory for commercial sale. We enclose as ATTACHMENT B a revised inventory accounting policy disclosure to more clearly state our policy that we propose to include in our future filings, commencing with the filing of our Annual Report on Form 10-K/A for the year ended December 31, 2005.
STAFF COMMENT 6
Stock Based Compensation, page F-15
6.	Tell us how you determined the 4 year expected life of stock options in 2005 and what caused the change in the assumption from 3.4 years in 2004. Tell us what expected life you will use in 2006.
     During 2005, in anticipation of the implementation of FAS123(R), Connetics engaged the consulting services of AON Employee Benefits and Compensation Consulting to review the Black-Scholes methodology Connetics had been applying to stock option reporting, and to recommend whether Connetics should shift to a lattice model when stock option expensing became mandatory or whether to remain with the Black-Scholes valuation model. As part of the consulting process, AON evaluated all of the valuation inputs, including the expected life of Connetics’ outstanding options and of 18 peer companies selected by Connetics as being similar in size and stage of business. Based on AON’s analysis, we concluded that we will value the expected life based on the option’s full contractual term, while considering exercise patterns of the option holders through the options’ life.
     To aid in our decision to change, we analyzed:
(i) vesting schedules;
(ii) contractual option term;
(iii) historical exercise experience based on grant year and job level using three assumptions;
(iv) exercise behavior by grant year;
(v) exercise behavior by gender; and
(vi) exercise behavior based on the age of the option holder at time of grant.
     AON then evaluated all of that data using three different metrics: (A) exercise at the full vesting date, calculating the exercise life for unexercised options assuming that the options are exercised either immediately if the options are already vested or on the date when they first become vested; (B) exercise at the midpoint of the current date and the contractual term, calculating the exercise life for unexercised options assuming that the options will be exercised at the midpoint of the valuation date and the full contractual term; and (C) exercise at the full contractual term, calculating the exercise life for unexercised options assuming that the options would be exercised at their full contractual term. Considering AON’s analysis, including trending of the peer behavior, Connetics concluded that there was in fact a range of reasonable estimates for expected life based on the data analyzed.
     At December 31, 2005, we calculated the expected life based on options that had completed their full contractual term of ten years multiplied by a demographic factor of 99.09%. By comparison, at December 31, 2004, we were using all option activity to calculate expected life, not just options that had

Mr. Jim B. Rosenberg
U.S. Securities and Exchange Commission
20 June 2006

been outstanding for their full term. We believe that the primary difference causing the change from 3.4 years to 4.0 years is the decision to use only options that had been outstanding for their full term, a calculation that is consistent with the requirements of FAS123(R). We do not anticipate that the expected life of our stock options will change significantly in 2006.
SUPPLEMENTAL DISCLOSURE
     Connetics hereby acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission;

•	Staff comments or changes to disclosures in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	Connetics may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * *

Mr. Jim B. Rosenberg
U.S. Securities and Exchange Commission
20 June 2006

     Please direct any further comments or questions you may have to me at (650) 843-2843, or by email to kchurch@connetics.com.
Sincerely,
/s/ Katrina J. Church
Katrina J. Church
Exec. Vice President, Legal Affairs
General Counsel and Secretary

Cc:	Mr. John L. Higgins (Connetics, Chief Financial Officer)

ATTACHMENT A

Revenue Recognition — Reserves for Returns, Rebates, Chargebacks and Discounts
(Revised Draft Discussion)
     Our revenue recognition policy is in accordance with Staff Accounting Bulletin No. 104, or SAB 104, “Revenue Recognition.” We recognize revenue for sales when substantially all the risks and rewards of ownership have transferred to the customer, which generally occurs on the date of shipment, with the exceptions described below. Our revenue recognition policy has a substantial impact on our reported results and relies on certain estimates that require difficult, subjective and complex judgments on the part of management.
     We recognize product revenues net of allowances and accruals for estimated returns, rebates, chargebacks and discounts. We estimate allowances and accruals based primarily on our past experience. We also consider the volume and price mix of products in the retail channel, trends in distributor inventory, economic trends that might impact patient demand for our products (including competitive environment) and other factors. In addition, beginning in December 2005 we began getting substantially more reliable information about products in the wholesaler channel, in connection with distribution service agreements entered into in late 2004, and we consider this information in connection with our estimation of these allowances and accruals. The sensitivity of our estimates can vary by program, type of customer and geographic location. In addition, estimates associated with U.S. Medicaid and contract rebates and returns are subject to adjustments based on new and updated business factors, in part due to the time delay between the recording of the accrual and its ultimate settlement, an interval that can range up to one year for rebates and up to several years for returns. Because of this time lag, in any given quarter, our estimates of returns, rebates and chargebacks recorded in prior periods may be adjusted to reflect current business factors.
     Gross to Net Sales Adjustment
     The following significant categories of gross-to-net sales adjustments impact our reporting: sales returns, managed care rebates, Medicaid rebates, chargebacks, cash discounts, and other adjustments, all of which involve significant estimates and judgments and require us to use information from external sources. We account for these gross to net sales adjustments in accordance with Emerging Issues Task Force Issue No. 01-9, or EITF 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products),” and Statement of Financial Accounting Standard No. 48, or FAS 48, “Revenue Recognition When Right of Return Exists,” as applicable.
     Returns
     We allow wholesalers and pharmacies to return unused product stock that are within six months before and up to one year after their expiration date. As a general practice, we do not ship product that has less than fifteen months until its expiration date. We authorize returns for damaged products and credits for expired products in accordance with our returned goods policy and procedures. At the time of sale, we estimate the quantity and value of goods that may ultimately be returned pursuant to these rights.
     We determine our estimate of product returns based on historical experience and other qualitative factors that could impact the level of future product returns. These factors include estimated shelf life, competitive developments, product discontinuations and our introduction of new products. We monitor inventories held by our distributors as well as prescription
Attachment A — Page i

trends to help us assess the rate of return. In situations where we are aware of products in the distribution channel nearing their expiration date, we analyze the situation and if the analysis indicates that sales returns will be larger than previously expected, we will adjust the sales return allowance in the period in which our analysis indicates the adjustment is necessary. If a product begins to face significant competition from generic products, we will give particular attention to the possible level of returns.
     Returns from new products are more difficult for us to assess than returns for established products. We determine our estimates of the sales return accrual for new products primarily based on the historical sales returns experience of similar products, products that have similar characteristics at various stages of their life cycle, and other available information pertinent to the intended use and marketing of the new product.
     Our actual experience and the qualitative factors that we use to determine the necessary allowance for future product returns are susceptible to change based on unforeseen events and uncertainties. We review our allowance for product returns quarterly to assess the trends being considered to estimate the allowance, and make changes to the allowance if necessary.
     Managed Care Rebates.
     We offer customer rebates to key managed care and other direct and indirect customers. Several of these arrangements require the customer to achieve certain performance targets relating to value of product purchased, formulary status or pre-determined market shares relative to competitors.
     We account for managed care rebates by establishing an accrual in an amount equal to our estimate of managed care rebates attributable to our sales in the period in which we record the sale as revenue. We estimate the managed care rebates accrual primarily based on the specific terms in each agreement, current contract prices, historical and estimated future usage by managed care organization, and levels of inventory in the distribution channel. We analyze the accrual at least quarterly and adjust the balance as needed.
     Medicaid Rebates.
     We participate in the Federal Medicaid rebate program as well as several state government-managed supplemental Medicaid rebate programs, which were developed to provide assistance to certain vulnerable and needy individuals and families. Under the Medicaid rebate program, we pay a rebate to each participating state and local government for our products that their programs reimburse. Federal law also requires that any company that participates in the Medicaid program must extend comparable discounts to qualified purchasers under the Public Health Services, or PHS, pharmaceutical pricing program. The PHS pricing program extends discounts comparable to the Medicaid rebate to a variety of community health clinics and other entities that receive health services grants from the PHS, as well as hospitals that serve a disproportionate share of poor Medicare and Medicaid beneficiaries. For purposes of this discussion, discounts and rebates provided through these programs are considered Medicaid rebates and are included in our Medicaid rebate accrual.
     We account for Medicaid rebates by establishing an accrual in the amount equal to our estimate of Medicaid rebate claims attributable to our sales in the period in which we record the sale as revenue. Although we accrue a liability for estimated Medicaid rebates at the time we record the sale (when we ship the product), the actual Medicaid rebate related to that sale is typically not billed to us for up to one year after sale after a prescription is filled that is covered by that program.
Attachment A — Page ii

In determining the appropriate accrual amount we consider the then-current Medicaid rebate laws and interpretations; the historical and estimated future percentage of our products that are sold to Medicaid recipients by pharmacies, hospitals, and other retailers that buy from our customers; our product pricing and current rebate and/or discount contracts; and the levels of inventory in the distribution channel. We analyze the accrual at least quarterly and adjust the balance as needed.
     Chargebacks
     We also make our products available to authorized users of the Federal Supply Schedule, or FSS, of the General Services Administration under an FSS contract negotiated by the Department of Veterans Affairs. The Veterans Health Care Act of 1992, or VHCA, establishes a price cap, known as the “federal ceiling price” for sales of covered drugs to the Veterans Administration, the Department of Defense, the Coast Guard, and the PHS. Specifically, our sales to these federal groups are discounted by a minimum of 24% off the average manufacturer price charged to non-federal customers. These groups purchase product from the wholesalers, who then charge back to Connetics the difference between the price they paid Connetics for the product and the price the federal entity paid them for the product.
     We account for chargebacks by establishing an allowance reducing accounts receivable based on our estimate of chargeback claims attributable to our sales in the period in which we record the sale as revenue. We determine our estimate of chargebacks based on historical experience and changes to current contract prices. We also consider our claim processing lag time and the level of inventory held at wholesalers. We analyze the allowance at least quarterly and adjust the balance as needed. The inventory at retail pharmacies, which represents the rest of the distribution channel, is not considered in this allowance, as the entities eligible for chargebacks buy directly from wholesalers.
     Discounts
     We offer a discount to our customers, generally 2% of the sales price, as an incentive for prompt payment. We account for cash discounts by reducing accounts receivable by the full amount of the discounts we expect our customers to take. We consider payment performance and adjust the allowance to reflect actual experience and our current expectations about future activity.
     Other Adjustments
     In addition to the significant gross-to-net sales adjustments described above, we periodically make other sales adjustments. For example, we may offer sales discounts to our customers and discounts and coupons to patients. Beginning in November 2005, “other adjustments” also includes payments owing to distributors pursuant to distribution services agreements. We generally account for these other gross to net adjustments by establishing an accrual in the amount equal to our estimate of the adjustments attributable to the sale. We generally estimate the accruals for these other gross to net sales adjustments primarily based on the historical experience, and other relevant factors, including levels of inventory in the distribution channel, if relevant, and adjust the accruals periodically throughout the quarter to reflect the actual experience.
     Use of Information from External Sources
We use information from external sources to estimate our significant gross-to-net sales adjustments. Our estimates of inventory in the distribution channel are based on the projected prescription demand-based sales for our products and historical inventory experience, as well as our analysis of third-party information, including written and oral information obtained from certain wholesalers with respect to
Attachment A — Page iii

their inventory levels and sell-through to customers and third-party market research data, and our internal information. The inventory information received from wholesalers is a product of their record-keeping process and excludes inventory held by intermediaries to whom they sell, such as retailers and hospitals. Prior to December 31, 2005, we estimated inventory in the distribution channel using historical shipment and return information from our accounting records and data on units filled in prescriptions from Per-Se Technologies, formerly NDC Health Corporation, one of the leading providers of prescription-based information. In April 2005, we began to receive weekly reporting of inventory on hand and sales information under the distribution service agreements from our two largest customers. We identified errors in the reported information that impaired the accuracy and, as a result, usefulness of this reporting. These errors were not corrected until November and December 2005. In December 2005 we also began to receive weekly reporting of inventory on hand and sales information for two other customers. As a result of the improved accuracy and increased scope of our inventory reporting, we began to use the reported inventory on hand information to estimate inventory in the distribution channel.
     We use the information from Per-Se Technologies to project the prescription demand for our products. Our estimates are subject to inherent limitations pertaining to reliance on third-party information, as certain third-party information is itself in the form of estimates. In addition, our estimates reflect other limitations including lags between the date as of which third-party information is generated and the date on which we receive the third-party information.
     In the past, actual credits and payments for discounts, returns, rebates and chargebacks generally have not exceeded our reserves. We believe that our allowances and accruals for items that are deducted from gross revenues are reasonable and appropriate based on current facts and circumstances. However, it is possible that other parties applying reasonable judgment to the same facts and circumstances could develop different allowance and accrual amounts for items that are deducted from gross revenues. Additionally, changes in actual experience or changes in other qualitative factors could cause our allowances and accruals to fluctuate, particularly with newly launched or acquired products. We review the rates and amounts in our allowance and accrual estimates on a quarterly basis. If future estimated rates and amounts are significantly greater than those reflected in our recorded reserves, the resulting adjustments to those reserves would decrease our reported revenues; conversely, if actual returns, rebates and chargebacks are significantly less than those reflected in our recorded reserves, the resulting adjustment to those reserves would increase our reported revenue. If we changed our assumptions and estimates, our revenue reserves would change, which would impact the net revenues we report. See “Results of Operations, Revenues” for additional detail on changes in our revenue reserves and the related impact on net revenues.
Attachment A — Page iv

ATTACHMENT B

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Revised Draft Discussion)
Inventory
     Inventory consists of raw materials and finished goods costs primarily related to our marketed products. We state inventory at the lower of cost (determined on a first-in first-out method) or market. If inventory costs exceed expected market value due to obsolescence or lack of demand for the product, we record reserves in an amount equal to the difference between the cost and the estimated market value. These reserves are based on estimates and assumptions made by management. These estimates and assumptions can have a significant impact on the amounts of reserves.
     The components of inventory are as follows:

	December 31,	December 31,
(in thousands)	2005	2004
Raw materials	$1,649	$677
Finished goods, net	5,836	4,343

Total inventory	$7,485	$5,020

     Inventory may also include similar costs for product candidates awaiting regulatory approval to be sold upon receipt of approval. We capitalize those costs based on management’s judgment of probable near-term commercialization or alternative future uses for the inventory. If not approved, we assess the realizability of the asset based on several factors including management’s estimates of future regulatory work required, alternative uses and potential resale value. There was $0.2 million of inventory related to product candidates at December 31, 2004 and none at December 31, 2005. We have included $1.9 million in inventory and equipment costs related to Velac in the debt issuance, deposits and other assets line item on our balance sheet at December 31, 2005, due to management’s judgment of the future commercialization of that product candidate.
     Before January 1, 2004, inventory and cost of goods sold only captured third party product manufacturing costs, depreciation on Connetics-owned equipment at our third-party manufacturers, product freight and distribution costs from the third party that handles all of our product distribution activities, and royalties. Effective January 1, 2004, we began including certain manufacturing support and quality assurance costs in the cost of finished goods inventory and samples inventory which had previously been classified as research and development expense. Those costs include overseeing third party manufacturing, process development, quality assurance and quality control activities. We have determined that the effect of this change in accounting would not have had a material impact on our financial statements in any prior quarterly or annual period. We allocated $3.4 million and $2.4 million of costs to inventory which in previous years would have been included in R&D expenses for the years ended December 31, 2005 and 2004, respectively.
Attachment B — Page i